As Filed with the Securities and Exchange Commission on September 5, 2003
Registration No. 333-108292

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

The St. Joe Company

(Exact Name of Registrant as Specified in its Charter)

Florida	59-0432511
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

245 Riverside Avenue, Suite 500

Jacksonville, Florida 32202
(904) 301-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christine M. Marx

General Counsel
The St. Joe Company
245 Riverside Drive, Suite 500
Jacksonville, Florida 32202
(904) 301-4200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Winthrop B. Conrad, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4890

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus supplement is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued September 5, 2003

To Prospectus dated September   , 2003

9,000,000 Shares

The St. Joe Company

COMMON STOCK

       The selling shareholder named in this prospectus supplement is offering 9,000,000 shares of common stock of The St. Joe Company. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering.

      Our common stock is listed on the New York Stock Exchange under the symbol “JOE.” On September 4, 2003, the reported last sale price of our common stock on the New York Stock Exchange was $35.00 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

PRICE $     A SHARE

Underwriting
	Price to	Discounts and	Proceeds to Selling
	Public	Commissions	Shareholder

Per Share	$	$	$
Total	$	$	$

      The selling shareholder has granted the underwriters the right to purchase up to an additional 1,350,000 shares to cover over-allotments.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

RAYMOND JAMES

JMP SECURITIES

September   , 2003

The St. Joe Company owns approximately 900,000 acres, concentrated primarily in Northwest Florida.

Eglin AFB
Destin
S. Walton Commerce Park
RiverCamps on Crooked Creek
West Bay Area Sector Plan
The Retreat
WaterColor & WaterColor Inn
WaterSound Beach
Camp Creek Golf
WaterSound
E. Lake Powell
Beach Commerce Center
WaveCrest
Pier Park
SummerWood
Panama City Beach
Beckrich Office Park
Panama City
Palmetto Trace
Woodrun
The Hammocks
Cedar Grove Commerce Park
WindMark Beach
Port St. Joe Commerce Park
Port St. Joe
Port St. Joe Marina
Jones Homestead
Apalachicola
Apalachicola Commerce Park
Apalachicola National Forest
Carrabelle
Carra Point
SummerCamp
Hammock Creek Industrial Park
Tallahassee
SouthWood
Airport Commerce Park
Gulf Of Mexico
Planned
Under Construction
Complete
St. Joe Holdings
Public Ownership
Other Lands

FLORIDA'S GREAT NORTHWEST

Depictions are indicative for planning purposes only and are not to scale. All "Planned" developments listed above have entitlements steps remaining that could affect timing, scale and viability. West Bay DSAP (Detailed Specific Area Plan) filed as a component of the West Bay Sector Plan Overlay. Development time within the DSAP has not been determined.

WindMark Beach

St. Joe's holdings include approximately 5 miles of white-sand beaches, 39 miles of Gulf of Mexico coastline, and hundreds of miles of waterfront on bays and rivers.

WaterSound Beach

WaterColor

Our community residential development segment, Arvida, develops large-scale, mixed-use communities.

Victoria Park (above) | SouthWood (right)

PROSPECTUS SUMMARY AND RECENT DEVELOPMENTS
USE OF PROCEEDS
COMMON STOCK PRICE RANGE
DIVIDEND POLICY
BUSINESS
SELLING SHAREHOLDER
CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITERS
LEGAL MATTERS
THE COMPANY
RISK FACTORS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
ALFRED I. DUPONT TESTAMENTARY TRUST
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
EX-1.1 Form of Underwriting Agreement
EX-4.4 Amendment No. 3 to Registration Rights
EX-8.1 Tax Opinion of Gunster, Yoakley & Stewart

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND

THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholder is offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this document is accurate only as of the date of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sale of our common stock.

In this prospectus supplement, “St. Joe,” the “Company,” “we,” “us” and “our” refer to The St. Joe Company and its consolidated subsidiaries.

In this prospectus supplement, “Trust” refers to the Alfred I. duPont Testamentary Trust.

PROSPECTUS SUMMARY AND RECENT DEVELOPMENTS

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes thereto included in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The St. Joe Company

The St. Joe Company is one of Florida’s largest real estate operating companies and the largest private landowner in the State of Florida. The majority of our land is located in Northwest Florida. We own approximately 900,000 acres, which is approximately 2.5% of the land area of the State of Florida. Our acreage includes hundreds of miles of frontage on the Gulf of Mexico, bays, rivers and waterways, with nearly 40 miles of Gulf of Mexico coastline, including 5 miles of beachfront. Approximately 387,000 acres of our land are within ten miles of the coast.

We are engaged in community and resort development, commercial and industrial land sales, and commercial real estate services. We also have significant interests in timber. We believe we are one of the few real estate operating companies to have assembled the range of real estate, financial, marketing and regulatory expertise necessary to take a large-scale approach to real estate development and services.

Our four operating segments are:

•	Community Residential Development

•	Commercial Real Estate Development and Services

•	Land Sales

•	Forestry

In order to optimize the value of our core real estate assets in Northwest Florida, our strategic plan calls for us to continue to increase the pace of development of these assets. We believe we have a number of key business strengths and competitive advantages, including one of the largest inventories of private land suitable for development in the State of Florida, a very low cost basis in our land and a strong financial condition, which allows us the financial flexibility to pursue development opportunities.

Our principal executive offices are located at 245 Riverside Avenue, Jacksonville, Florida 32202, and our telephone number is (904) 301-4200. Our internet address is www.joe.com. This internet address is provided for informational purposes only. The information at this internet address is not a part of this prospectus supplement.

Alfred I. duPont Testamentary Trust

The selling shareholder, The Alfred I. duPont Testamentary Trust, was established under the Last Will and Testament of Alfred I. duPont, a descendant of the Delaware family that founded E.I. duPont de Nemours & Company. The Trust was formed, among other reasons, to benefit the

Nemours Foundation, a charitable foundation that provides for the care and treatment of disabled, but not incurable, children and the elderly.

The Trust and the Nemours Foundation together currently own 35,215,224 shares, or approximately 46.2%, of our outstanding common stock. Upon consummation of the offering, they will own 26,215,224 shares, or 34.4%, of our outstanding common stock. The Trust is selling shares of our common stock in order to diversify the Trust’s assets.

In the future the Trust may sell additional shares of our common stock, but has agreed with the underwriters that it will not, subject to customary exceptions, effect any sales of our common stock, except to the Company, for a period of 180 days from the date of this prospectus supplement without the consent of Morgan Stanley. See “Underwriters” on page S-15 of this prospectus supplement.

Recent Developments

On August 19, 2003, we announced that we had converted from annual to quarterly dividend distributions. We declared a $0.12 per share quarterly cash dividend for the third quarter of 2003 as compared to the annual dividend of $0.08 per share paid in 2000, 2001 and 2002. We intend to review the dividend on a quarterly basis. See “Dividend Policy” on page S-6 of this prospectus supplement for additional information.

We also intend to continue our stock repurchase program, although the dividend increase will absorb some of the funds that would otherwise have gone toward stock repurchases. From August 1998 through August 2003, our board of directors authorized a cumulative total of $650.0 million for the repurchase of our outstanding common stock from time to time on the open market, of which a total of $575.3 has been expended through June 30, 2003. Since the inception of our stock repurchase program through June 30, 2003, 15,512,466 shares of our common stock were repurchased in the open market, 7,266,566 shares were purchased from the Trust, and 680,943 shares were surrendered to us by executives as payment for the strike price and taxes due on stock options that were exercised and taxes due on restricted stock that had vested. At June 30, 2003, $74.7 million remained authorized but unspent under the repurchase program. The timing of our repurchase activity will reflect the magnitude and timing of cash flows and earnings. Since real estate operations are cyclical by nature, our cash flows and earnings may fluctuate from quarter to quarter and from year to year.

On August 19, 2003, we announced a new 90-day agreement with the Trust and the Nemours Foundation to participate in the repurchase program through November 10, 2003. The agreement calls for the Trust and the Nemours Foundation to sell to us each Monday a number of shares equal to 0.9 times the amount of shares that we purchased from the public during the previous week.

In August 2003, we entered into five-year employment agreements with Peter S. Rummell, our Chairman and Chief Executive Officer, and Kevin M. Twomey, our President, Chief Operating Officer and Chief Financial Officer.

The Offering

Common stock offered by the selling shareholder	9,000,000 shares

Over-allotment option	The selling shareholder has granted the underwriters the right to purchase up to an additional 1,350,000 shares to cover over- allotments.

Common stock outstanding after this offering (net of treasury shares)	76,165,496 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder in this offering.

Dividend policy	In August 2003, we declared a $0.12 per share quarterly cash dividend for the third quarter of 2003. The dividend is payable September 30, 2003 to shareholders of record on September 16, 2003. We had previously paid annual cash dividends of $0.08 per share to holders of our common stock in 2000, 2001 and 2002. We cannot assure you that we will continue to declare and pay dividends in the future.

New York Stock Exchange symbol	JOE

Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

Summary Consolidated Financial Data

The following summary consolidated financial data are derived from our financial statements incorporated by reference in this prospectus supplement.

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except per share amounts)
Statement of Operations Data:
Operating revenues(1)	$330,991	$267,210	$646,352	$591,134	$623,862	$540,874	$312,926
Operating expenses	244,649	194,211	474,629	449,493	399,608	392,728	213,507
Corporate expense, net	14,691	13,658	27,527	18,793	25,115	16,361	6,569
Depreciation and amortization	13,752	10,250	22,780	21,326	44,620	43,874	36,706
Impairment losses	14,083	—	—	500	6,455	7,162	10,238

Operating profit	43,816	49,091	121,416	101,022	148,064	80,749	45,906
Other income (expense)	(4,246)	88,159	120,648	(5,846)	6,184	32,448	31,704

Income from continuing operations before income taxes and minority interest	39,570	137,250	242,064	95,176	154,248	113,197	77,610
Income tax expense	14,568	52,513	89,561	35,441	51,755	21,012	34,707

Income from continuing operations before minority interest	25,002	84,737	152,503	59,735	102,493	92,185	42,903
Minority interest	680	485	1,366	524	9,954	19,243	19,117

Income from continuing operations	24,322	84,252	151,137	59,211	92,539	72,942	23,786
Income from discontinued operations	—	2,339	2,339	10,994	7,784	10,061	5,052
Gain on sales of discontinued operations	—	20,756	20,887	—	—	41,354	—

Net income	$24,322	$107,347	$174,363	$70,205	$100,323	$124,357	$28,838

Per Share Data:
Basic
Income from continuing operations	$0.32	$1.05	$1.93	$0.73	$1.09	$0.83	$0.26
Earnings from discontinued operations	—	0.03	0.03	0.14	0.09	0.12	0.06
Gain on the sale of discontinued operations	—	0.26	0.26	—	—	0.47	—

Net income	$0.32	$1.34	$2.22	$0.87	$1.18	$1.42	$0.32

Diluted
Income from continuing operations	$0.31	$1.01	$1.85	$0.70	$1.06	$0.82	$0.26
Earnings from discontinued operations	—	0.03	0.03	0.13	0.09	0.12	0.05
Gain on the sale of discontinued operations	—	0.25	0.26	—	—	0.46	—

Net income	$0.31	$1.29	$2.14	$0.83	$1.15	$1.40	$0.31

Dividends paid	$0.08	$0.08	$0.08	$0.08	$0.08	$0.02	$0.08
FLA spin-off(2)	—	—	—	—	4.64	—	—

	June 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands)
Balance Sheet Data:
Investment in real estate	$836,955	$797,357	$806,701	$736,734	$562,181	$825,577	$616,435
Cash and investments(3)	49,857	145,007	74,404	205,715	203,429	330,045	305,395
Property, plant & equipment, net	39,696	44,500	42,907	49,826	59,665	386,437	360,817
Total assets	1,217,714	1,194,401	1,169,887	1,340,559	1,115,021	1,821,627	1,604,269
Total stockholders’ equity	476,264	500,585	480,093	518,073	569,084	940,854	883,297

(1)	Operating revenues includes real estate revenues from property sales, rental revenues, brokerage commissions and management service fees, timber sales and transportation revenues. Net operating results of the residential real estate services and sugar segments are shown separately as income from discontinued operations for all years presented.

(2)	On October 9, 2000 we distributed to our shareholders all of our equity interest in Florida East Coast Industries, Inc. (“FLA”). To effect the distribution, we exchanged our 19,609,216 shares of FLA common stock for an equal number of shares of a new class of FLA common stock. On October 9, 2000, the new class of stock, FLA.B, was distributed pro rata to our shareholders in a tax-free distribution. For each share of our common stock owned of record on September 18, 2000, shareholders received 0.23103369 of a share of FLA.B common stock.

(3)	Includes cash, cash equivalents, marketable securities and short-term investments.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder in this offering.

      Under the terms of our registration rights agreement with the Trust, we are bearing all of the expenses of registration of this offering, except that the Trust will pay its own underwriting discounts and commissions, the fees and expenses of its legal counsel and financial advisors, and some other incidental expenses.

COMMON STOCK PRICE RANGE

      Our common stock is quoted on the New York Stock Exchange under the symbol “JOE”. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported on the New York Stock Exchange Composite Tape.

	Common Stock
	Price

	High	Low

Year Ended December 31, 2001
First Quarter	$23.53	$21.07
Second Quarter	27.00	22.14
Third Quarter	29.55	23.12
Fourth Quarter	28.03	24.85
Year Ended December 31, 2002
First Quarter	$30.00	$27.30
Second Quarter	33.65	29.34
Third Quarter	30.33	25.09
Fourth Quarter	30.10	25.60
Year Ending December 31, 2003
First Quarter	$30.65	$26.33
Second Quarter	31.50	27.20
Third Quarter (through September 4, 2003)	35.00	31.01

      On September 4, 2003, the last reported sale price of our common stock on the NYSE was $35.00. As of June 30, 2003, there were approximately 30,000 beneficial owners of our common stock.

DIVIDEND POLICY

      On August 19, 2003, we declared a $0.12 per share quarterly cash dividend for the third quarter of 2003 to holders of our common stock. The dividend is payable on September 30, 2003 to shareholders of record on September 16, 2003. In 2002, 2001 and 2000 we paid annual cash dividends of $0.08 per share. Although we expect to reinvest a substantial portion of our earnings in our business, we presently intend to continue to pay regular quarterly cash dividends. However, the declaration and payment of dividends, and the amount of any dividends, are subject to the discretion of our board of directors. The declaration, payment and amount of dividends will depend upon our:

•	results of operations;

•	financial condition;

•	cash requirements;

•	future prospects; and

•	other factors that our board of directors considers relevant.

      We cannot assure you that we will continue to declare and pay dividends in the future.

BUSINESS

      The St. Joe Company is headquartered in Jacksonville, Florida. We are one of Florida’s largest real estate operating companies and the largest private landowner in the State of Florida. The majority of our land is located in Northwest Florida. We own approximately 900,000 acres, which is approximately 2.5% of the land area of the State of Florida. Our acreage includes hundreds of miles of frontage on the Gulf of Mexico, bays, rivers and waterways, with nearly 40 miles of Gulf of Mexico coastline, including 5 miles of beachfront. Approximately 387,000 acres of our land are within ten miles of the coast.

      We are engaged in community and resort development, commercial and industrial land sales, and commercial real estate services. We also have significant interests in timber. We believe we are one of the few real estate operating companies to have assembled the range of real estate, financial, marketing and regulatory expertise necessary to take a large-scale approach to real estate development and services.

      Our four operating segments and their revenues for the years ended December 31, 2002, 2001 and 2000 and for the six months ended June 30, 2003 and 2002 are:

	Revenues

	Six Months Ended		Year Ended
	June 30,		December 31,

Segment	2003	2002	2002	2001	2000

	(in thousands)
Community Residential Development	$211,000	$161,338	$398,642	$263,592	$166,187
Commercial Real Estate Development and Services	60,423	45,056	119,249	210,835	146,413
Land Sales	39,668	35,933	84,048	76,185	105,568
Forestry	19,782	22,280	41,247	37,268	35,951

      In order to optimize the value of our core real estate assets in Northwest Florida, our strategic plan calls for us to continue to increase the pace of development of these assets. We believe we have a number of key business strengths and competitive advantages, including one of the largest inventories of private land suitable for development in the State of Florida, a very low cost basis in our land and a strong financial condition, which allows us the financial flexibility to pursue development opportunities.

Community Residential Development

      Our Community Residential Development segment develops large-scale, mixed-use communities primarily on land that we have owned for a long period of time. We own large tracts of land in Northwest Florida, including large tracts near Tallahassee, the state capitol, and significant Gulf of Mexico beach frontage and waterfront properties, which we believe are suited for primary housing, resort and second-home communities. We believe this large, established land inventory, with a low cost basis, provides us an advantage over our competitors who must purchase real estate at current market prices before beginning projects. We manage the conceptual design, planning and permitting process for each of our new communities. We then construct or contract for the construction of the infrastructure for the community. Developed homesites and finished housing units are then marketed and sold.

      The following table describes some of the approximately 20 residential or resort communities we are currently planning and developing in Florida. The expected build-out period for these communities ranges from 2003 to 2017 and the total acreage encompassed by these communities is approximately 17,900 acres. The majority of the communities are on lands we own. We expect some of the communities to be developed through ventures with unrelated third parties.

Residential or Resort Communities Under Development

June 30, 2003

							Estimated
					Unit* Sales		Units
	Year	Planned			as of	Contracts on	Remaining to		Approximate	Arvida-Built
Name of	Sales	Sales End	Estimated Total		June 30,	Hand	be Sold as of		Acres in	House Pricing		Lot Pricing
Community	Begin	Date	Units Planned		2003	(not closed)	June 30, 2003		Community	(in thousands)		(in thousands)

Walton County:
WaterColor	2000	2007	1,140		485	37	655		499	$400-1,000	+	$150-1,000	+
WaterSound Beach	2001	2006	499		250	113	249		256	$500-1,000	+	$200-1,000	+
WaterSound	2004	2011	1,020		0	0	TBD	**	1,443	$325-520	+	$85-265	+
East Lake Powell	2005	2008	350 entitled		0	0	TBD	**	181	$175-400	+	$100-200	+
Camp Creek Golf Club	2008	2008	TBD	**	0	0	TBD	**	1,028	TBD	**	TBD	**
Bay County:
Hammocks	2000	2007	463		192	31	271		143	$100-180	+	$30-35
Palmetto Trace	2001	2009	523		130	54	393		138	$105-200	+
Gulf County:
WindMark Beach, phase 1	2001	2003	110		98	5	12		80	$950		$90-900	+
Mexico Beach	TBD **	TBD **	TBD	**	0	0	TBD	**	160	TBD	**	TBD	**
WindMark Beach, phase 2	2005	2015	1,550 estimated		0	0	TBD	**	2,000	$315-550	+	$120-700	+
Capital Region:
SouthWood	2000	2017	4,770 per DRI		496	136	TBD	**	3,770	$115-400	+	$40-150	+
SummerCamp	2004	2012	499		0	0	499		782	$310-735	+	$100-600	+
Jacksonville:
James Island	1999	2003	365		349	22	16		194	$200-400	+
St. Johns Golf and County Club	2001	2006	799		442	107	357		820	$210-400	+	$30-90	+
RiverTown	2000	2015	TBD	**	23	0	TBD	**	4,200	$125-325	+	$55-400	+
Hampton Park	2001	2005	158		92	39	66		150	$235-400	+
Central Florida:
Victoria Park	2001	2012	Over 4,000		269	92	TBD	**	1,859	$140-250	+	$45-80	+
Artisan Park, Celebration	2003	2007	616		0	0	616		160	$225-370	+	$80-125	+

TOTAL									17,863

*	Units are comprised of lots and single-family and multi-family residences.

** To be determined

Commercial Real Estate Development and Services

      Our Commercial Real Estate Development and Services segment sells real estate to others for commercial purposes, and owns and manages office, industrial and retail properties throughout the southeastern United States. In Florida, we develop and manage office, industrial and retail properties. For each new development we direct the conceptual design, planning and permitting process and then contract for the construction of the infrastructure and building. We also provide commercial real estate services, including brokerage, property management and construction management.

      Our commercial development operations, combined with our tax strategy of reinvesting qualifying asset sale proceeds into like-kind properties, have enabled us to create a portfolio of rental properties totaling 2.5 million square feet. As the table below shows, our portfolio of rental properties was 77% leased, based on net rentable square feet, as of June 30, 2003.

St. Joe Commercial

Portfolio of Rental Properties
June 30, 2003

				Number	Net
	Dated		Ownership	Of	Rentable	Leased
Investment Property Portfolio*	Acquired	Market	Percentage	Buildings	Sq. Ft.	Percentage

Prestige Place	December-99	Clearwater, FL	100%	2	143,000	83%
Harbourside	December-99	Clearwater, FL	100	1	147,000	93
Lakeview	May-00	Tampa, FL	100	1	125,000	77
Palm Court	July-00	Tampa, Fl	100	1	62,000	67
Westside Corporate Center	October-00	Plantation, FL	100	1	100,000	84
280 Interstate North	January-01	Atlanta, GA	100	1	126,000	67
Southhall Center	April-01	Orlando, FL	100	1	155,000	88
1133 20th Street, N.W.	September-01	Washington, D.C.	100	1	119,000	99
1750 K Street	December-01	Washington, D.C.	100	1	152,000	92
Millenia Park One	December-99	Orlando, FL	100	1	158,000	57
Beckrich Office One	October-02	Panama City Beach, FL	100	1	34,000	88
5660 New Northside	December-02	Atlanta, GA	100	1	275,000	89
SouthWood Office One	June-03	Tallahassee, FL	100	1	88,000	50

Subtotal				14	1,684,000	81%

Development	Date
Property Portfolio*	Completed

TNT Logistics	February-02	Jacksonville, FL	100%	1	99,000	77%
245 Riverside	April-03	Jacksonville, FL	100	1	134,000	38
Alliance Bank Building	N/A	Orlando, FL	50	1	71,000	56
355 Alhambra	June-01	Coral Gables, FL	45	1	224,000	65
Deerfield Commons I	April-00	Atlanta, GA	40	1	122,000	76
Westchase Corporate Center	August-99	Houston, TX	93	1	184,000	92

Subtotal				6	834,000	69%

Total				20	2,518,000	77%

*	Investment properties comprise completed office buildings that we have acquired. Development properties comprise office buildings we are involved in developing or redeveloping.

     As the table below shows, we owned approximately 110 acres of land with entitlements for future development of approximately 2.8 million square feet of commercial property as of June 30, 2003.

St. Joe Commercial

Land Positions
June 30, 2003

		Ownership	Net	Entitled
	Market	Percentage	Acres(a)	Sq. Ft.(b)

Southeast
Glenlake	Atlanta, GA	100%	9.8	700,000
Parkstone Plaza	Chantilly, VA	100	19.1	240,000
Oak Park at Westchase	Houston, TX	100	31.9	823,000
Northeast Florida
Golfway Center	St. Augustine, FL	100	13.9	167,500
Southbank (Currington)	Jacksonville, FL	100	0.3	—
Central Florida
Millenia Park	Orlando, FL	100	21.7	592,000
South Florida
Beacon Square at Boca	Boca Raton, FL	100	14.0	264,000

Total			110.7	2,786,500

(a)	Represents net area defined as the total area exclusive of any public roadways, easements and other undevelopable areas.

(b)	Excludes entitlements related to land parcels that have been developed.

Land Sales

      Our Land Sales segment markets parcels typically between five and 5,000 acres from a portion of our long-held timberlands in Northwest Florida. This land includes forests and meadowlands, some with frontage on rivers, lakes and bays. These parcels are being marketed as large secluded home sites. Some of them could also be used as plantations, ranches, farms, hunting and fishing preserves and for other recreational uses. This segment is also in the process of introducing a new product called RiverCamps. These will be planned developments in rustic settings, supplemented with amenities that may include docks, pools, tennis courts and community river houses. Most of the lots in these developments are expected to be located on or near waterfront property. The RiverCamps concept envisions homesites and high-quality finished cabins in low-density settings with access to various outdoor activities such as fishing, hunting, boating, hiking and horseback riding. Our Land Sales segment also sells land to conservation groups and governmental agencies. These sales commenced in 1999 and are expected to be completed in 2006.

Forestry

      Our Forestry segment focuses on the management and harvesting of our extensive timberland holdings. We are the largest private holder of timberlands in Florida. We grow, harvest and sell timber and wood fiber. Our timberlands are located near key transportation links, including roads, waterways and railroads. We also maintain a genetics research facility which supervises the growing of seedlings for use in the reforestation of our lands. Our strategy is to increase the average age of our timber by extending growing periods before final harvesting in order to capitalize on the higher margins of older-growth timber.

SELLING SHAREHOLDER

      The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling shareholder as of August 31, 2003, and as adjusted to reflect the sale of the shares (assuming that the underwriters’ over-allotment option is not exercised) in this offering.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Shares	Owned After Offering
Name of Selling			Being
Shareholder	Number	Percentage(1)	Offered	Number	Percentage(1)

Alfred I. duPont Testamentary Trust	35,215,224 (2)	46.2%	9,000,000	26,215,224	34.4%

(1)	All percentages are rounded to the nearest tenth of one percent.

(2)	As of August 31, 2003, the Trust directly and beneficially owned 33,351,546 shares of our common stock and the Nemours Foundation directly and beneficially owned 1,863,678 shares of our common stock. The trustees of the Trust are John S. Lord, Herbert H. Peyton, John F. Porter III, William T. Thompson III, Winfred L. Thornton and Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, the corporate trustee of the Trust. The individual trustees and Hugh M. Durden, the representative of the corporate trustee, constitute the entire board of directors of the Nemours Foundation. By virtue of their status as trustees and directors, the trustees of the Trust and the directors of the Nemours Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of our common stock owned by the Trust and the Nemours Foundation.

CERTAIN UNITED STATES TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

      This section summarizes certain United States income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership,

•	a foreign estate, or

•	a foreign trust.

      A foreign estate or trust is generally taxable in the same manner as an individual. A partnership is generally not taxable as an entity, but rather its partners are subject to tax on their distributive shares of the partnership’s income.

      This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. All of these laws, regulations and interpretations are subject to change, possibly on a retroactive basis, or differing interpretations.

      You should consult a qualified tax advisor regarding the United States tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends Payable to Non-U.S. Holders Not Engaged in a United States Trade or Business

      If you are a non-U.S. holder of common stock and the dividends you receive are not “effectively connected” with your conduct of a trade or business in the United States, dividends paid to you are subject to withholding of United States income tax at a 30% rate (or at a lower treaty rate). Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments,

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

      If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing an income tax return with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

      Subject to the discussion below under “FIRPTA Treatment of Non-U.S. Holders,” if you are a non-U.S. holder not engaged in a trade or business in the United States, you generally will not be subject to United States income tax on gain that you recognize on a disposition of common stock. If, however, you hold the common stock as a capital asset, are present in the United States for 183 or more days in the taxable year of the sale, and certain other conditions exist, your gain on disposition would be taxable at a 30% rate.

Dividends Payable to Non-U.S. Holders Engaged in a United States Trade or Business

      If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and such dividends are otherwise includible in your gross income, we and payors generally are not required to withhold tax from the dividends paid to you, provided that you have furnished to the payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

      If you are a non-U.S. holder and the dividend is “effectively connected” with the conduct of a trade or business in the United States, you will be required to file a United States income tax return and will be subject to tax at rates applicable to United States individuals or United States corporations (as the case may be). “Effectively connected” dividends received by an individual may, if certain requirements are satisfied, be characterized as “qualified dividend income” taxable at a rate of not more than 15% if received before or during 2008. Otherwise, such dividends would be taxed at a maximum rate of 35%. For a corporate non-U.S. holder, “effectively connected” dividends would be taxed at a maximum rate of 35%.

Gain on Disposition of Common Stock Effectively Connected with a United States Trade or Business

      If you are a non-U.S. holder, a capital gain that is “effectively connected” with the conduct of a trade or business in the United States will be taxed at rates applicable to United States individuals or United States corporations (as the case may be). “Effectively connected” capital gains from the disposition of common stock held by an individual non-U.S. holder for more than a year would be taxable at a rate of up to 15% if the gain is received before or during 2008. For a corporate non-U.S. holder, there is no special rate for capital gains, and the gain would be taxable at a rate of up to 35%.

Branch Profits Tax

      If you are a corporate non-U.S. holder that has income (including dividends and capital gains) that is “effectively connected” with the conduct of a trade or business in the United States, which is known as a

“branch”, you may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

FIRPTA Treatment of Non-U.S. Holders

      Under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), non-U.S. holders generally may be subject to United States income tax on capital gains realized on the disposition of common stock of a corporation that is a United States real property holding corporation (“USRPHC”), as if such non-U.S. holder were engaged in a trade or business in the United States and such gain were effectively connected with such trade or business. The United States income taxation of such gain is discussed above. A non-U.S. holder of the common stock of a USRPHC is also subject to United States withholding in respect of a disposition of a USRPHC interest equal to 10% of the amount realized on such disposition.

      Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation equals 50% or more of the aggregate fair market value of the corporation’s real property interests and any other assets of the corporation used or held for use in its trade or business.

      Stock regularly traded on an established securities market will not be treated as a United States real property interest, however, unless the non-U.S. holder owns, actually or constructively, more than 5% of the fair market value of all stock outstanding at any time during the shorter of the five-year period preceding a disposition or the holder’s holding period for the stock.

      We believe that, in light of the nature and extent of our real estate interests in the United States, we are a USRPHC. Our common stock is currently, and we anticipate that our common stock will continue to be, regularly traded on an established securities market. Accordingly, a non-U.S. holder that actually or constructively owns 5% or less of the fair market value of our common stock during the period described above will generally not be subject to U.S. income tax and withholding under FIRPTA on a sale or disposition of our common stock. Non-U.S. holders that actually own 5% or less of our common stock should consult their own tax advisors about the possible application of the constructive ownership rules, under which, among other things, persons may be deemed to own common stock actually or constructively owned by certain family members; partnerships, corporations and trusts of which they are members, shareholders or beneficiaries; and stock they have options to acquire; and under which partnerships, corporations and trusts may be deemed to own shares actually or constructively owned by their members, shareholders, and beneficiaries.

Partnerships, Estates, Trusts and Certain Disregarded Entities

      With respect to United States partnerships, estates and trusts which hold common stock and which have non-United States partners or beneficiaries and with respect to non-United States partnerships, estates, and trusts which hold common stock, special rules apply with respect to the United States income taxation and withholding for the partners and beneficial owners of these entities. Certain domestic entities which are not otherwise characterized as corporations and which have one owner (whether foreign or domestic) would be disregarded for United States income tax purposes, unless the entity elects to be treated as a corporation, so the owner of the entity will be treated as owning directly the underlying common stock of the entity. Similarly, certain foreign entities which are not otherwise characterized as corporations and which have one owner (whether foreign or domestic) that does not have limited liability would be disregarded for United States income tax purposes, unless the entity elects to be treated as a corporation, so the owner of the entity will be treated as owning directly the underlying common stock of the entity.

United States Estate Taxes

      The United States estate tax applies only to individuals. Since The St. Joe Company is a domestic corporation, common stock held by a non-U.S. individual holder at the time of death would be included in the holder’s gross estate for United States estate tax purposes. Common stock held in trust for which an individual non-U.S. holder retained certain powers (such as the power to revoke the trust) or for which the non-U.S. holder held a general power of appointment at the time of his death would also generally be included in the holder’s gross estate for United States estate tax purposes. Common stock held by a foreign corporation as a nominee would be treated as owned by the non-United States individual for whose benefit the common stock is being held, and therefore would be subject to the United States estate tax. There is no clear authority governing the application of the United States estate tax to interests in partnerships (foreign or domestic) which hold common stock in United States corporations. Estate tax treaties may reduce or eliminate the United States estate tax in some circumstances.

United States Gift Tax

      The United States gift tax generally applies to gifts of property made by individuals. With certain exceptions, the United States gift tax would not apply to the gratuitous transfer of the common stock made by an individual non-U.S. holder.

Backup Withholding and Information Reporting

      A non-U.S. holder would generally be exempt from backup withholding and information reporting requirements with respect to dividend payments. The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception, assuming appropriate certification requirements are satisfied. A non-U.S. holder can satisfy this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to the payor of the dividends.

      Payments made to a non-U.S. holder relating to a sale of common stock effected by a broker will not be subject to information reporting or backup withholding provided the holder certifies its foreign status.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the selling shareholder has agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Raymond James & Associates, Inc.
JMP Securities LLC

Total

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $          a share to other underwriters or to certain other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

      The common stock is listed on the NYSE under the symbol “JOE”.

      The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,350,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          and the total proceeds to the selling shareholder would be $          .

      The underwriting discounts and commissions were determined by negotiations between the selling shareholder and the representative and are a percentage of the offering price to the public. The primary factors considered in determining the discounts and commissions were the size of the offering, the nature of the securities offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by St. Joe are approximately $200,000, which includes legal, accounting and printing costs and various other fees associated with registering the common stock.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share		Total

	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise

Underwriting discounts and commissions paid by the selling shareholder	$	$	$	$

      The underwriters have informed St. Joe that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      The selling shareholder has agreed that it will not, during the period ending 180 days after the date of this prospectus supplement, and each of St. Joe and the directors and executive officers of St. Joe has agreed that it will not during the period ending 90 days after the date of this prospectus, in each case without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise.

      The restrictions described in the paragraph above do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement or the grant or exercise of an option under any of our existing benefit plans, including the surrender of outstanding securities in connection with any such exercise;

•	the issuance by us of shares of common stock (and the filing of a registration statement with respect to such an issuance) in connection with the acquisition of interests in other companies; provided that the recipients of the shares agree in writing to be bound by the 90 day lock-up described above;

•	the sale or transfer by the selling shareholder to one or more third parties, provided that the recipients of the shares agree in writing to be bound by the 180 day lock-up described above;

•	the sale of shares under existing 10b-5(1) plans or the grant of options or restricted stock under existing stock plans;

•	the transfer of shares as a bona fide gift; provided that the recipient of the shares agrees in writing to be bound by the 90 day lock-up described above;

•	transactions relating to shares acquired in open market transactions after the completion of the offering of the common stock offered by this prospectus supplement; or

•	the sale by the selling shareholder of shares of common stock to St. Joe.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      Each underwriter has represented and agreed that (a) it has not offered or sold and, before the expiration of the period of six months from the date of delivery for the shares of common stock, will not offer or sell any shares of common stock to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to St. Joe, and (c) it has complied and will comply with all applicable provisions of the FSMA, with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

      The shares of common stock will not be offered or sold in The Netherlands other than (i) to persons who trade or invest in securities in the conduct of a professional trade (which includes banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) or (ii) in circumstances where one of the exceptions to or exemptions from the prohibition contained in article 3(1) of the Securities Transactions Supervision Act 1995 (“Wettoezicht effectenverkeer 1995”) applies.

      From time to time, Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. have provided, and continue to provide, investment banking services to us. Banc of America Securities LLC has provided advice to a special committee of our board.

      We, the selling shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Christine M. Marx, General Counsel of St. Joe. Sullivan & Cromwell, New York, New York, is also representing St. Joe in connection with this offering. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Certain matters will be passed upon for the selling shareholder by McGuire Woods LLP.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PROSPECTUS

Issued August 28, 2003

11,000,000 Shares

The St. Joe Company

Common Stock

     The selling shareholder named in this prospectus is offering up to 11,000,000 shares of common stock of The St. Joe Company from time to time. We will not receive any of the proceeds from the sale of the shares of our common stock covered by this prospectus.

     This prospectus provides a general description of the shares to be offered from time to time by the selling shareholder. We will provide specific information about the terms of sales and offerings in supplements to this prospectus. The supplements may also add information to this prospectus or update or change information in this prospectus. You should read this prospectus and the supplements carefully before investing. This prospectus may not be used to sell any of the shares unless accompanied by a prospectus supplement relating to such sale.

     The selling shareholder may, from time to time, sell all or part of the shares to or through underwriters, directly to other purchasers or broker-dealers or through dealers or other persons acting as agents, or through a combination of such methods. Terms of sale will be determined at the time such shares are offered for sale. The names of any underwriters, dealers, broker-dealers or other persons acting as agents involved in the sale of shares and the compensation that the selling shareholder shall pay such persons will be set forth in the applicable prospectus supplement.

     Our common stock is listed on the New York Stock Exchange under the symbol “JOE.” On August 27, 2003, the reported last sale price of our common stock on the New York Stock Exchange was $34.07 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    , 2003

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholder is offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

      In this prospectus, “St. Joe,” the “Company,” “we,” “us” and “our” refer to The St. Joe Company and its consolidated subsidiaries.

      In this prospectus, “Trust” refers to the Alfred I. duPont Testamentary Trust.

i

THE COMPANY

      The St. Joe Company is headquartered in Jacksonville, Florida. We are one of Florida’s largest real estate operating companies and the largest private landowner in the State of Florida. The majority of our land is located in Northwest Florida. We own approximately 900,000 acres, which is approximately 2.5% of the land area of the State of Florida.

      We are engaged in community, commercial, industrial, and resort development, along with commercial real estate services. We also have significant interests in timber. We believe we are one of the few real estate operating companies to have assembled the range of real estate, financial, marketing and regulatory expertise necessary to take a large-scale approach to real estate development and services.

      In order to optimize the value of our core real estate assets in Northwest Florida, our strategic plan calls for us to continue to increase the pace of development of these assets. We believe we have a number of key business strengths and competitive advantages, including one of the largest inventories of private land suitable for development in the State of Florida, a very low cost basis in our land and a strong financial condition, which allows us the financial flexibility to pursue development opportunities.

      Our principal executive offices are located at 245 Riverside Avenue, Jacksonville, Florida 32202, and our telephone number is (904) 301-4200. Our internet address is www.joe.com. This internet address is provided for informational purposes only. The information at this internet address is not a part of this prospectus.

RISK FACTORS

      You should carefully consider each of the risks described below and all of the other information set forth in or incorporated by reference in this prospectus before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

      If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

A downturn in economic conditions could adversely affect our business.

      Our ability to generate revenues is directly related to the real estate market, primarily in Florida, and to the national and local economy in general. Considerable economic and political uncertainties currently exist that could have adverse effects on consumer buying habits, construction costs, availability of labor and materials and other factors affecting us and the real estate industry in general.

      Significant expenditures associated with investment in real estate, such as real estate taxes, maintenance costs and debt payments, cannot generally be reduced if changes in Florida’s or the national economy cause a decrease in revenues from our properties. In particular, if the growth rate for the Florida economy declines or if a recession in the Florida economy occurs, our profitability could be materially adversely affected.

      While real estate market conditions have generally remained healthy in our regions of development, particularly in Northwest Florida, continued demand for our services and products is dependent on long term prospects for job growth and strong in-migration population expansion in our regions of development.

Our businesses are primarily concentrated in the State of Florida. As a result, our financial results are dependent on the economic growth and health of Florida, particularly Northwest Florida. The occurrence of natural disasters in Florida could also adversely affect our business.

      The economic growth and health of the State of Florida, particularly Northwest Florida where the majority of our land is located, are important factors in sustaining demand for our products and services. As a result, any adverse change to the economic growth and health of Florida, particularly Northwest Florida, could materially adversely affect our financial results. The future economic growth in certain portions of Northwest Florida may be adversely affected if its infrastructure, such as roads, airports, medical facilities and schools, are not improved to meet increased demand. There can be no assurance that these improvements will occur.

      The occurrence of natural disasters in Florida, such as fires, hurricanes, floods, unusually heavy or prolonged rain and droughts, could have a material adverse effect on our ability to develop and sell properties or realize income from our projects.

Increases in interest rates could reduce demand for our products.

      An increase in interest rates could reduce the demand for homes we build, particularly primary housing, lots we develop, commercial properties we develop or sell, and land we sell. A reduction in demand could materially adversely affect our profitability.

Our real estate operations are cyclical.

      Our business is affected by demographic and economic trends and the supply and rate of absorption of lot sales and new construction. As a result, our real estate operations are cyclical which may cause our quarterly revenues and operating results to fluctuate significantly from quarter to quarter and to differ from the expectations of public market analysts and investors. If this occurs, our stock’s trading price could also fluctuate significantly.

We are exposed to risks associated with real estate sales and development.

      Our real estate development activities entail risks that include:

•	construction delays or cost overruns, which may increase project development costs;

•	compliance with building codes and other local regulations;

•	evolving liability theories affecting the construction industry;

•	an inability to obtain required governmental permits and authorizations;

•	an inability to secure tenants or anchors necessary to support commercial projects;

•	failure to achieve anticipated occupancy levels or rents; and

•	an inability to sell our constructed inventory.

      In addition, our real estate development activities require significant capital expenditures. We obtain funds for our capital expenditures through cash flow from operations, property sales or financings. We cannot assure you that the funds available from these sources will be sufficient to fund our required or desired capital expenditures for development. If we are unable to obtain sufficient funds, we may have to defer or otherwise limit our development activities. Our residential projects require significant capital expenditures for infrastructure development before we can begin our selling efforts. If we are unsuccessful in our selling efforts, we may not be able to recover these capital expenditures. Also, our ability to continue to make conservation land sales to government agencies depends on the agencies having sufficient funds available to purchase the lands.

Our business is subject to extensive regulation which makes it difficult and expensive for us to conduct our operations.

Development of real estate entails a lengthy, uncertain and costly approval process.

      Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (the “Growth Management Act”). In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive Development of Regional Impact (“DRI”) application. Compliance with the Growth Management Act and the DRI process is usually lengthy and costly and can be expected to materially affect our real estate development activities.

      The Growth Management Act requires counties and cities to adopt comprehensive plans guiding and controlling future real property development in their respective jurisdictions. After a local government adopts its comprehensive plan, all development orders and development permits must be consistent with the plan. Each plan must address such topics as future land use, capital improvements, traffic circulation, sanitation, sewerage, potable water, drainage and solid waste disposal. The local governments’ comprehensive plans must also establish “levels of service” with respect to certain specified public facilities and services to residents. Local governments are prohibited from issuing development orders or permits if facilities and services are not operating at established levels of service, or if the projects for which permits are requested will reduce the level of service for public facilities below the level of service established in the local government’s comprehensive plan. If the proposed development would reduce the established level of services below the level set by the plan, the development order will require that, at the outset of the project, the developer either sufficiently improve the services to meet the required level or provide financial assurances that the additional services will be provided as the project progresses.

      The Growth Management Act, in some instances, can significantly affect the ability of developers to obtain local government approval in Florida. In many areas, infrastructure funding has not kept pace with growth. As a result, substandard facilities and services can delay or prevent the issuance of permits. Consequently, the Growth Management Act could adversely affect our ability to develop our real estate projects.

      The DRI review process includes an evaluation of a project’s impact on the environment, infrastructure and government services, and requires the involvement of numerous federal, state and local environmental, zoning and community development agencies and authorities. Local government approval of any DRI is subject to appeal to the Governor and Cabinet by the Florida Department of Community Affairs, and adverse decisions by the Governor or Cabinet are subject to judicial appeal. The DRI approval process is usually lengthy and costly, and conditions, standards or requirements may be imposed on a developer with respect to a particular project. The DRI approval process is expected to have a material impact on our real estate development activities in the future.

Environmental and other regulations may have an adverse effect on our business.

      A substantial portion of our development properties in Florida is subject to federal, state and local regulations and restrictions that may impose significant limitations on our ability to develop them. Much of our property is raw land located in areas where development may affect the natural habitats of various endangered or protected wildlife species or in sensitive environmental areas such as wetlands and coastal areas.

      In addition, our current or past ownership, operation and leasing of real property, and our transportation and other operations are subject to extensive and evolving federal, state and local environmental laws and other regulations. The provisions and enforcement of these environmental laws and regulations may become more stringent in the future. Violations of these laws and regulations can result in:

•	civil penalties;

•	remediation expenses;

•	natural resource damages;

•	personal injury damages;

•	potential injunctions;

•	cease and desist orders; and

•	criminal penalties.

      In addition, some of these environmental laws impose strict liability, which means that we may be held liable for any environmental damages on our property regardless of fault.

      Some of our past and present real property, particularly properties used in connection with our previous transportation and papermill operations, involve the storage, use or disposal of hazardous substances that have contaminated and may in the future contaminate the environment. We may bear liability for this contamination and for the costs of cleaning up a site at which we have disposed of or to which we have transported hazardous substances. The presence of hazardous substances on a property may also adversely affect our ability to sell or develop the property or to borrow using the property as collateral.

      Changes in laws or the interpretation thereof, new enforcement of laws, the identification of new facts or the failure of other parties to perform remediation at our current or former facilities could all lead to new or greater liabilities that could materially adversely affect our business, profitability, or financial condition.

Our joint venture partners may have interests that differ from ours and may take actions that adversely affect us.

      We are involved in joint venture relationships and may initiate future joint venture projects as part of our overall development strategy. A joint venture involves special risks such as:

•	the venture partner at any time may have economic or business interests or goals that are inconsistent with ours;

•	the venture partner may take actions contrary to our instructions or requests, or contrary to our policies or objectives with respect to the real estate investments; and

•	the venture partner could experience financial difficulties.

      Actions by our venture partners may subject property owned by the joint venture to liabilities greater than those contemplated by the joint venture agreement or have other adverse consequences.

Changes in our income tax estimates could affect our profitability.

      In preparing our consolidated financial statements, significant management judgment is required to estimate our income taxes. Our estimates are based on our interpretation of federal and state tax laws. We estimate our actual current tax due and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. The temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Adjustments may be required by a change in assessment of our deferred tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, and changes in tax laws. To the extent adjustments are required in any given period, we would include the adjustments within the tax provision in our statement of operations and/or balance sheet. These adjustments could materially impact our financial position and results of operation.

Significant competition could have an adverse effect on our business.

The real estate industry is generally characterized by significant competition.

      A number of residential and commercial developers and real estate services companies, some with greater financial and other resources, compete with us in seeking properties for acquisition, resources for development and prospective purchasers and tenants. Competition from other real estate developers and real estate services companies may adversely affect our ability to:

•	sell homes and homesites;

•	attract purchasers;

•	attract and retain tenants; and

•	sell undeveloped rural land.

The forest products industry is highly competitive.

      Many of our competitors in the forest products industry are fully integrated companies with substantially greater financial and operating resources. Our products are also subject to increasing competition from a variety of non-wood and engineered wood products. In addition, we are subject to competition from lumber products and logs imported from foreign sources. Any significant increase in competitive pressures from substitute products or other domestic or foreign suppliers could have a material adverse effect on our forestry operations.

We are highly dependent on our senior management.

      Our senior management has been responsible for our transformation from an industrial conglomerate to a successful real estate operating company. Our future success is highly dependent upon the continued employment of our senior management. The loss of one or more of our senior managers could have a material adverse effect on our business. We recently entered into five year employment agreements with Peter Rummell, our Chairman and Chief Executive Officer, and Kevin Twomey, our President, Chief Operating Officer and Chief Financial Officer. We do not have key-person life insurance on any of our senior managers.

Decline in rental income could adversely affect our financial results.

      We own a large portfolio of commercial real estate rental properties. Our profitability could be adversely affected if:

•	a significant number of our tenants are unable to meet their obligations to us;

•	we are unable to lease space at our properties when the space becomes available; and

•	the rental rates upon a renewal or a new lease are significantly lower than expected.

The Trust and the Nemours Foundation own a large percentage of our stock and their interests may not always be identical to those of our public shareholders.

      After the sale of all of the shares covered by this prospectus, the Trust and the Nemours Foundation together will own 24,215,224 shares, or approximately 32%, of our outstanding common stock. In addition, four of our current directors are trustees of the Trust. Under the terms of the registration rights agreement we entered into with the Trust in 1997, the Trust will be entitled to nominate two members of our board of directors so long as the Trust beneficially owns at least 20% of our common stock. If the Trust beneficially owns less than 20% but at least 5% of our outstanding shares of common stock, the Trust will be entitled to nominate one member of our board. Accordingly, the Trust will continue to be able to have significant influence over our corporate and management policies, including decisions relating to mergers, acquisitions, the sale of all or substantially all of our assets and other significant transactions. The interests of the Trust may not be aligned with our interests or the interests of other shareholders.

Future sales or the perception of future sales by the Trust may affect the price of our common stock.

      We cannot predict the effect, if any, that future sales of shares by the Trust in addition to any shares covered by this prospectus, or the availability of shares for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market or the perception that such sales may occur could adversely affect the market price of our common stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our business, including:

•	economic conditions, particularly in Florida and key southeastern United States areas that serve as feeder markets to our Northwest Florida operations;

•	acts of war or terrorism and other geopolitical events;

•	local conditions such as an oversupply of homes and homesites, residential or resort properties, or a reduction in demand for real estate in the area;

•	timing and costs associated with property developments and rentals;

•	competition from other real estate developers;

•	whether potential residents or tenants consider our properties attractive;

•	increases in operating costs, including increases in real estate taxes;

•	changes in the amount or timing of federal and state income tax liabilities resulting from either a change in our application of tax laws, an adverse determination by a taxing authority or court, or legislative changes to existing laws;

•	how well we manage our properties;

•	changes in interest rates and the performance of the financial markets;

•	decreases in market rental rates for our commercial and resort properties;

•	decreases in prices of wood products;

•	the pace of development of infrastructure in northern Florida;

•	potential liability under environmental laws or other laws or regulations;

•	adverse changes in laws or regulations affecting the development of real estate;

•	the availability of funding from governmental agencies and others to purchase conservation lands; and

•	adverse weather conditions or natural disasters.

      We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur.

USE OF PROCEEDS

      All of our common stock being offered under this prospectus is being sold by the selling shareholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder.

ALFRED I. DUPONT TESTAMENTARY TRUST

      The selling shareholder, The Alfred I. duPont Testamentary Trust, was established under the Last Will and Testament of Alfred I. duPont to provide testamentary dispositions to persons named in his Will and to benefit the Nemours Foundation. The Nemours Foundation is a charitable foundation provided for under the Will for the care and treatment of disabled, but not incurable, children and the elderly.

      As of August 25, 2003, the Trust directly and beneficially owned 33,351,546 shares of our common stock and the Nemours Foundation directly and beneficially owned 1,863,678 shares of our common stock. The trustees of the Trust are John S. Lord, Herbert H. Peyton, John F. Porter, William T. Thompson and Winfred L. Thornton and Hugh M. Durden is the representative of Wachovia Bank, N.A., the corporate trustee of the Trust. The individual trustees and Mr. Durden constitute the entire board of directors of the Nemours Foundation. The trustees and directors, by virtue of their status as trustees of the Trust and directors of the Nemours Foundation, have the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of our common stock owned by the Trust and the Nemours Foundation.

      The Trust and the Nemours Foundation together currently own 35,215,224 shares, or approximately 46%, of our outstanding common stock and upon the sale of all of the shares covered by this prospectus will own 24,215,224 shares, or approximately 32%, of our outstanding common stock. Messrs. Durden, Lord, Peyton and Thornton serve as directors of St. Joe.

      The Trust intends to sell shares of our common stock in order to diversify the Trust’s assets. In the future, the Trust may sell additional shares of our common stock. The Trust anticipates continuing to reduce its ownership of our common stock over the next several years through open market sales, private sales, participation in our stock repurchase program or otherwise. The timing and amount of sales by the

Trust is subject to a number of uncertainties, including the market price of our common stock, our prospects and general economic conditions.

Registration Rights Agreement and Board Representation

      Pursuant to our registration rights agreement with the Trust, dated December 16, 1997, as amended, the Trust may require us to file a registration statement for the sale of shares of our common stock beneficially owned by the Trust, subject to specified limitations (including a minimum offering size of 7.5% of outstanding shares of common stock for all except the last demand). After the sale of all of the shares covered by this prospectus, the Trust will have three additional opportunities to effect demand registrations. However, the Trust may not require us to effect a demand registration within six months after the effectiveness of a registration statement pursuant to an earlier demand. In addition, the Trust has unlimited “piggy-back” registration rights under the registration rights agreement, which means the Trust may require us to register its shares of common stock when we file a registration statement to cover the sale of common stock by us or other shareholders.

      Under the registration rights agreement, we bear all of the expenses of demand registrations, except the Trust will pay its own underwriting discounts and commissions, the fees and expenses of the Trust’s legal counsel and financial advisors and some other incidental expenses. In the event that a future demand registration covers less than 10% of outstanding shares of common stock, the Trust will also pay the SEC and NASD filing fees relating to the registration.

      Under the registration rights agreement, we and the Trust have agreed to indemnify each other against certain civil liabilities, including liabilities under the Securities Act.

      Under the terms of the registration rights agreement, the Trust’s right to director representation will depend on its beneficial ownership of our common stock:

•	If the Trust beneficially owns at least 20% of the outstanding shares of our common stock, the Trust will be entitled to nominate two members of our board of directors, and we and our board of directors will support the election of these Trust-nominated directors.

•	If the Trust beneficially owns less than 20% but at least 5% of the outstanding shares of our common stock, the Trust will be entitled to nominate one member of our board, and we and our board of directors will support the election of this Trust-nominated director.

      If the size of our board of directors is increased, the number of directors that the Trust will be entitled to nominate will be proportionately increased.

      These board representation arrangements do not limit your ability, or the ability of the Trust, to vote your or its shares of common stock in any manner you or it sees fit in connection with the election of directors or otherwise.

Stock Repurchase Agreement

      From August 1998 through August 2003, our board of directors authorized a cumulative total of $650.0 million for the repurchase of our outstanding common stock from time to time on the open market. At June 30, 2003, $74.7 million remained under the repurchase program. On August 19, 2003, we announced a new 90-day agreement with the Trust to participate in the repurchase program through November 10, 2003. The agreement calls for the Trust to sell to us each Monday a number of shares equal to 0.9 times the amount of shares that we purchased from the public during the previous week.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 180,000,000 shares of common stock, no par value, of which 99,188,399 shares were issued and 75,816,953 shares were outstanding on June 30, 2003.

      Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. A majority of the holders of our common stock represented at any meeting of shareholders constitutes a quorum and a majority of such quorum is entitled to vote on any matter coming before the meeting. Our board of directors is elected at the annual meeting of our shareholders by a plurality of the votes cast at the election. We do not have a staggered board of directors.

      Each holder of common stock on the applicable record date is entitled to receive dividends as may be declared by our board of directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities.

      Holders of our common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All outstanding shares of our common stock are, and the shares of common stock covered by this prospectus will be, when issued, fully paid and nonassessable.

      Florida has enacted legislation that may deter takeovers of Florida corporations. The control share acquisition provisions of the Florida Business Corporation Act generally provide that shares of common stock acquired in excess of 20% of the outstanding common stock of a corporation will not possess any voting rights unless these voting rights are approved by a majority vote of a corporation’s disinterested shareholders or by the board of directors. These provisions could affect the voting rights afforded the common stock acquired in the future by any present or future holder of at least 20% of the outstanding common stock, provided that we do not opt out of these provisions of the Act. The provisions of this Act that relate to affiliated transactions generally require supermajority approval by disinterested shareholders or a majority of disinterested directors for specified affiliated transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

      The transfer agent and registrar for our common stock is Wachovia Bank N.A.

PLAN OF DISTRIBUTION

      The Trust may, from time to time, sell all or part of the shares covered by this prospectus (the “Shares”), on terms determined at the time such Shares are offered for sale, to or through underwriters, directly to other purchasers or broker-dealers, or through dealers or other persons acting as agents, or through a combination of such methods. The names of any underwriters, dealers, broker-dealers or other persons acting as agents involved in the sale of Shares and the compensation of such persons will be set forth in the accompanying prospectus supplement. The Company will not receive any proceeds from the sale of the Shares by the Trust.

      The distribution of the Shares may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis.

      In connection with the sale of Shares, underwriters may receive compensation from the Trust or from the purchasers of Shares for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Shares to or through agents or dealers, and such agents and dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents participating in the distribution of Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Trust and any profit on the resale of Shares by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the “Securities Act”). Any such compensation received from the Trust will be described in the accompanying prospectus supplement.

      Because the Trust may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the Trust will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange (“NYSE”) pursuant to Rule 153 under the Securities Act. We have informed the Trust that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may apply to their sales in the market.

      The sale of Shares by the Trust also may be effected from time to time by selling Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Trust or may purchase from the Trust all or a portion of the Shares as principal, and may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the Shares are then traded, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Shares, through short sales of Shares, or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

      The Shares also may be sold in one or more of the following transactions: (i) block transactions in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Trust may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation in the form of discounts or concessions from the Trust in amounts to be negotiated immediately prior to the sale. Broker-dealers may also receive compensation from purchasers of the Shares.

      The Trust also may sell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

      Under our stock repurchase agreement with the Trust, the Trust may also sell shares it holds of our common stock to us under our stock repurchase program. For more information on this agreement, see “Alfred I. duPont Testamentary Trust — Stock Repurchase Agreement” on page 8 above.

      In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is satisfied.

      Underwriters, dealers, broker-dealers and other persons acting as agents may be entitled, under agreements which may be entered into by us and the Trust, to indemnification or contribution by us and the Trust against certain civil liabilities, including liabilities under the Securities Act. Such underwriters, dealers, broker-dealers and agents may be customers of, engage in transactions with, or perform services for us or the Trust in the ordinary course of business.

      If so indicated in the applicable prospectus supplement, the underwriters, dealers, broker-dealers or other persons acting as agents may be authorized to solicit offers by certain institutions to purchase Shares pursuant to contracts providing for payment and delivery on a future date. Such contracts may be made with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but in all cases such institutions must be approved by the Trust. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the Shares are also being sold to underwriters, the Trust shall have sold to such underwriters the Shares not sold for delayed delivery. The underwriters, dealers, broker-dealers and other persons acting as agents will not have any responsibility in respect of the validity or performance of such contracts.

      Under the registration rights agreement, we will bear all of the expenses of demand registrations after the shares covered by this prospectus are sold, except the Trust will pay its own underwriting discounts and commissions, the fees and expenses of the Trust’s legal counsel and financial advisors and some other incidental expenses.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Christine M. Marx, General Counsel of St. Joe.

EXPERTS

      The consolidated financial statements and schedule of The St. Joe Company as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to the Company’s adoption of Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” and No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” effective January 1, 2002. To the extent that KPMG LLP audits and reports on consolidated financial statements of The St. Joe Company issued at future dates, and consents to the use of its report thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

      The consolidated financial statements of Arvida/ JMB Partners, L.P. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, set forth in our Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing therein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 450 Fifth Street, N.W.,Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

      Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our Internet site (www.joe.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.

      The SEC allows us to “incorporate by reference” the documents that we file with it, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information and documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we make under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

      1.     Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

      2.     Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2003.

      3.     Current Reports on Form 8-K dated February 6(2), February 11, April 22(2), April 23, July 22(3) and August 20, 2003.

If you would like a copy of any of these documents at no cost, please make your request in writing or by telephone to Vice President-Investor Relations, The St. Joe Company, 245 Riverside Avenue, Jacksonville, Florida 32202 (Telephone: (904) 301-4476).

Commercial Real Estate Opportunities

JOE
100

St. Joe's successful resort and residential communities are driving value and creating opportunities for other JOE projects and lands throughout Northwest Florida.

RiverCamps

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      All amounts are estimates except the SEC registrant fee. The following amounts are payable by the Company.

SEC registrant fee	$29,634
Accounting fees and expenses	50,000
Legal fees and expenses	35,000
Printing and engraving expenses	75,000
Transfer agent and registrar fee	2,500
Miscellaneous	7,866

$200,000

Item 16.     Exhibits and Financial Statement Schedules

Exhibit No.	Description

1.1	Form of Underwriting Agreement
4.1	Registration Rights Agreement between the registrant and the Alfred I. duPont Testamentary Trust, dated December 16, 1997 (incorporated by reference to Exhibit 4.01 to the registrant’s Amendment No. 1 to the registration statement on Form S-3 (File No. 333-42397)).
4.2	Amendment No. 1 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the registrant, dated January 26, 1998 (incorporated by reference to Exhibit 4.2 of the registrant’s registration statement on Form S-1 (File 333-89146)).
4.3	Amendment No. 2 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the registrant, dated May 24, 2002 (incorporated by reference to Exhibit 4.3 of the registrant’s statement on Form S-1 (File 333-89146) ).
4.4	Amendment No. 3 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the registrant, dated September 5, 2003.
5.1*	Validity opinion of Christine M. Marx, General Counsel of the registrant.
8.1	Tax opinion of Gunster, Yoakley & Stewart, P.A.
23.1*	Consent of KPMG LLP, independent auditors for the registrant.
23.2*	Consent of Ernst & Young LLP, independent certified public accountants for Arvida/JMB Partners, L.P.
23.3*	Consent of Christine M. Marx, General Counsel of the registrant (see Exhibit 5.1)
23.4	Consent of Gunster, Yoakley & Stewart, P.A., tax counsel for the registrant (see Exhibit 8.1)
24.1*	Power of Attorney

*	Previously filed.

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SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on September 5, 2003.

THE ST. JOE COMPANY

/s/ Kevin M. Twomey

Name: Kevin M. Twomey

Title:	President, Chief Operating Officer,

Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on September 5, 2003:

Signature	Title

* Peter S. Rummell	Chairman of the Board Chief Executive Officer (Principal Executive Officer)

* Kevin M. Twomey	President, Chief Operating Officer Chief Financial Officer (Principal Executive Officer)

* Michael N. Regan	Senior Vice President (Principal Accounting Officer)

* Michael L. Ainslie	Director

* Hugh M. Durden	Director

* John S. Lord	Director

* Herbert H. Peyton	Director

* Walter L. Revell	Director

* Frank S. Shaw, Jr.	Director

II-2

Signature		Title

* Winfred L. Thornton		Director

* John D. Uible		Director

*By	/s/ Kevin M. Twomey Kevin M. Twomey Attorney-in-Fact

II-3